UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nippon Piston Ring Kabushiki Kaisha Kabushiki Kaisha Riken
(Name of Subject Company)
NIPPON PISTON RING CO., LTD. Riken Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
NIPPON PISTON RING CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

NIPPON PISTON RING CO., LTD.

Attn: Eiichi Chiyo

5-12-10, Honmachi-Higashi, Chuo-ku, Saitama City, Saitama 338-8503, Japan

+81-4-8856-5011

Riken Corporation
Attn: Tenya Mitsuboshi

8-1, Sanbancho, Chiyoda-ku, Tokyo 102-8202, Japan

+81-3-3230-3911

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Conclusion of a Memorandum of Understanding concerning Consolidation through the establishment of a joint holding company (stock transfer) between Nippon Piston Ring Co., Ltd. and Riken Corporation, dated July 27, 2022 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

NIPPON PISTON RING CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 28, 2022.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON PISTON RING CO., LTD.

/s/ Masaaki Fujita

Name:	Masaaki Fujita

Title:	Director

Date: July 28, 2022